DM

19003320

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 2 0 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHX Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHX Financial, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEVIN O REYNOLDS
Notary Public - State of New York
NO. 01RE6136091
Qualified in Kings County
My Commission Expires Mar 26, 2022

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PHX Financial, Inc. dba Phoenix Financial Services
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2018

PHX Financial, Inc. dba Phoenix Financial Services
Index to the Financial Statements
December 31, 2018

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to the Financial Statements	7-11
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Report of Independent Registered Public Accounting Firm on Exemption Report	13
Statement of Exemption from SEC Rule 15c3-3	14
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to the SIPC General Assessment Reconciliation	15
SIPC General Assessment Reconciliation	16

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PHX Financial, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of PHX Financial, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2016
Abington, Pennsylvania
February 26, 2019

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	415,291
Receivable from clearing organization		184,029
Deposit with clearing organization		100,000
Other receivables		207,208
Prepaid expenses		66,341
Furniture and equipment, net		29,030
Deposits		17,287
Total Assets	$	1,019,186
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	173,205
Accrued expenses and other liabilities		182,171
Deferred tax liability		111,506
Subordinated loan interest payable		16,000
Liabilities subordinated to claims of general creditors		150,000
Total Liabilities		632,882
Commitments and Contingencies		
Stockholder's equity		
Common Stock, par value of $0.001; 10,000,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		627,009
Retained earnings		(240,706)
Total Stockholder's equity		386,304
Total Liabilities and Stockholder's Equity	$	1,019,186

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Operations
Year Ended December 31, 2018

Revenues		
Commissions	$	5,635,173
Corp. financing/underwriting		4,185,403
Interest income		99,314
Other income		1,496,687
Total Revenues		11,416,577
Operating Expenses		
Compensation and benefits		8,216,004
Occupancy		448,787
Legal and professional fees		264,506
Clearance charges		429,252
Management fee		1,400,000
Communications		123,918
Travel and entertainment		106,721
Regulatory fees		28,230
Bad debt expense		462,588
Interest expense		12,000
Other operating expenses		207,012
Total Operating Expenses		11,699,018
Net Loss before income taxes		(282,441)
Income tax benefit		-
Net Loss	$	(282,441)

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock				Additional		Retained		
	Shares		Par		Paid-In Capital		Earnings		Total
Balance, January 1, 2018	100	$	1	$	627,009	$	41,735	$	668,745
Net Loss for the Year Ended December 31, 2018	-		-		-		(282,441)		(282,441)
Balance, December 31, 2018	100	$	1	$	627,009	$	(240,706)	$	386,304

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Changes in Liabilities to Claims of General Creditors
December 31, 2018

		Subordinated Liabilities
Balance, January 1, 2018	$	154,000
Increases		12,000
Decreases		-
Balance, December 31, 2018	**$**	**166,000**

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Cash Flows
Year Ended December 31, 2018

Cash Flows From Operating Activities		
Net Loss	$	(282,441)
Adjustments to Reconcile Net loss to Net Cash provided by Operating Activities:		
Depreciation		10,599
Interest expense accrued to subordinated loan interest payable		12,000
(Increase) Decrease in Assets		
Receivable from clearing organization		947
Other receivables		202,472
Prepaid expenses		(50,348)
Deposits		(9,900)
Increase in Liabilities		
Commissions payable		112,999
Accrued expenses and other liabilities		7,061
Net Cash Provided by Operating Activities		3,389
Cash Flows Used in Investing Activity		
Purchase of fixed assets		(3,299)
Net Cash Used in Investing Activity		(3,299)
Net Increase in Cash		90
Cash, Beginning of Year		415,201
Cash, End of Year	$	415,291
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	2,591
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

PHX Financial, Inc. dba Phoenix Financial Services (the Company) is a Florida Corporation registered as a broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of Phoenix Financial Consolidated Holdings, LP (Parent).

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

Commissions and Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade-date basis.

NOTE 1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Revenue from Contracts with Customers

In May 2014, the FASB issued an ASU on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from GAAP. The core principle of the revenue recognition standard is to require an entity to recognize revenue as the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU standard is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company will adopt the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018.

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new standard effective January 1, 2018, using the modified retrospective approach.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which supersedes existing guidance on accounting for leases. This standard update, upon adoption, intends to increase transparency and improve comparability by requiring entities to recognize right-of-use assets and liabilities on the balance sheet for all leases with certain exceptions. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2018; early adoption is permitted. The provisions of this update are to be applied using a modified retrospective approach. The Company adopted this accounting standard on January 1, 2019. The Company's current operating lease portfolio is primarily comprised of office space.

NOTE 2. CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. It has not experienced any losses on such amounts.

NOTE 3. RECEIVABLE FROM / DUE TO CLEARING AGENT

In March 2017 the Company entered into a clearing agreement with COR Clearing, LLC. The Company clears all security transactions through its clearing agent, COR Clearing, LLC. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

NOTE 4. OTHER RECEIVABLES

Included in other receivables are loans receivable and other amounts due from registered representatives. The loans receivable are amounts advanced to employees as incentives. The unsecured loans are non-interest bearing and generally have a three year term. The loans are forgiven once the employees have met their length of service obligations. If an employee fails to meet the requirement and is terminated, management evaluates the likelihood of collectability. Once management deems the receivable uncollectable, the balance is written off. As of December 31, 2018, there were no outstanding balances of the loans receivable.

Other amounts due from registered representatives are advances made on commissions and chargebacks for regulatory fees and other items. Amounts due from registered representatives as of December 31, 2018 were $1,088,332. Management has implemented an allowance against broker advances based on length of time outstanding and productivity of the registered representative. As of December 31, 2018, the allowance for broker advances was $881,124.

NOTE 5. INCOME TAXES

The Company accounts for income taxes under FASB ASC 740, "Income Taxes". Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax years 2015 to 2017 remain open to examination by the Internal Revenue Service, the State of New York, the City of New York and the State of Florida. The Company files its tax returns on the cash basis method of accounting. Under the cash basis method, revenues are recognized when received rather than earned, and costs are recognized when cash is disbursed rather than when the obligation is incurred. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2018 are as follows:

NOTE 5. INCOME TAXES (CONTINUED)

Deferred tax assets:	
Net operating loss carryforwards	$ (84,893)
Total gross deferred tax assets	(84,893)
Deferred tax liabilities:	
Accrual to cash tax adjustments	(26,613)
Net deferred tax liabilities:	$ (111,506)

Income tax benefit (provision) for the year ended December 31, 2018 consisted of the following:

Deferred taxes expense	$ -
Income tax provision	$ -

NOTE 6. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2018 consisted of the following:

Furniture and equipment	70,866
Less: Accumulated depreciation	(41,836)
	$ 29,030

Based on their estimated useful life, furniture and equipment is calculated over 5 years and 3 years, respectively. Depreciation expense was $10,599 for the year ended December 31, 2018.

NOTE 7. OTHER INCOME

Included in other income is revenue from broker chargebacks. These are amounts received from the clearing broker for postage and other items. Amounts received from the clearing broker for the year ended December 31, 2018 were $458,181.

NOTE 8. STOCK BASED COMPENSATION

In compliance with financial reporting standards of FASB ASC 718- Stock Based Compensation, the Company used the application of Black-Scholes Merton Stock Option Pricing Model to determine stock warrants immediately assigned valued at $14,399 as of December 31, 2018.

NOTE 8. STOCK BASED COMPENSATION (CONTINUED)

Additionally, The Company immediately assigned stock valued at $118,558 as of December 31, 2018. The Company's warrant revenue and compensation is based on the volatility factor in the Black-Scholes model of 80% based on average monthly volatility of selected peer companies. The risk-free rated interest rate used was approximately 1% based on U.S. Treasury zero-coupon bond yields of maturities corresponding to the estimated expected term.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018 the Company had net capital of $232,438 which was $208,746 in excess of its required net capital. The Company's net capital ratio was 1.53 to 1.

NOTE 10. RELATED PARTY TRANSACTIONS

The Company occupies office space on a month to month basis through leased premises of the Parent. Rent expense for the year ended December 31, 2018 was $324,356. In 2016, the Company entered into a Management fee agreement with the Parent for management services. Management fee expense for the year ended December 31, 2018 was $1,400,000.

NOTE 11. COMMITMENTS & CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

During 2018, the Company entered into a sublease agreement for office space in Hauppauge, New York which expires in February 2023. Future rent payments required under the lease are $515,092. Rent expense for the year ended December 31, 2018 was $124,430.

NOTE 12. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On September 12, 2017, the Company entered into a FINRA approved subordinated loan agreement in the amount of $150,000 with COR Clearing, LLC. The loan has a five year term and bears interest at 8% per annum. As of December 31, 2018, the balance of the subordinated loan was $166,000 which includes accrued interest of $16,000. The subordinated loan and interest are used in computing net capital.

NOTE 13. SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on February 26, 2019. Management has evaluated subsequent events through this date.

PHX Financial, Inc. dba Phoenix Financial Services
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

NET CAPITAL

Stockholder's equity	$	386,304
Liabilities subordinated to claims of general creditors		166,000
Total equity and allowable subordinated liabilities	$	552,304
Deductions and/or Charges:		
Non-Allowable Assets:		
Other receivables		207,208
Furniture and equipment, net		29,030
Deposits		17,287
Prepaid expenses		66,341
Total Non-Allowable Assets		319,866
Net Capital	$	232,438
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS AMOUNTING TO $23,692 OR $5,000 WHICHEVER IS GREATER	$	23,692
Excess Net Capital	$	208,746
Excess Net Capital at 120%	$	196,900
AGGREGATE INDEBTEDNESS	$	355,376
Ratio of Aggregate Indebtedness to Net Capital		1.53 to 1
Percentage of debt to debt-equity total		0.30 to 1

There are no material differences between the Company's computation of the net capital presented above and the Company's amended Form X-17a-5, Part IIA as of December 31, 2018, as filed.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PHX Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) PHX Financial, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 26, 2019

PHOENIX
FINANCIAL SERVICES

100 Wall Street 10th Floor, New York, New York 10005
Phoenix Financial Services
Member FINRA/SIPC
t 212.776.4187 f 347.287.6951

PHX Financial, Inc. dba

Phoenix Financial Services

Exemption Report

We as members of management of Phoenix Financial Services (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2018 to December 31, 2018 without exception.

Phoenix Financial Services

I, Kevin Chen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

Date: February 26, 2019

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
PHX Financial, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by PHX Financial, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 26, 2019

PHX Financial, Inc. dba Phoenix Financial Services
Supplementary Information
SIPC General Assessment Reconciliation
As of December 31, 2018

Total Revenue	**$**	**11,416,577**
Total Deductions		(468,763)
SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	**$**	10,947,814
General Assessment at .0015		16,422
Payment Remitted with Form SIPC-6		(7,699)
Amount Due with Form SIPC-7	**$**	8,723